Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-297986

October 27, 2026

PROSPECTUS SUPPLEMENT

UWM Holdings Corporation

Subscription Rights to Purchase up to 200,000,000 Shares of Class A Common Stock

This Prospectus Supplement amends the prospectus dated August 5, 2026 (as supplemented by the prospectus supplement dated September 29, 2026, the “Prospectus”) of UWM Holdings Corporation, a Delaware corporation (“UWMC,” “we,” “our,” and “us”), which forms a part of our Registration Statement on Form S-3, as amended (No. 333-297986) (the “Registration Statement”). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information below. This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement.

Our Class A common stock is traded on the NYSE under the symbol “UWMC.” On October 26, 2026, the closing price of our Class A common stock as reported on the NYSE was $1.41. We urge you to obtain a current market price for the shares of our Class A common stock before making any determination with respect to the exercise of your rights.

An investment in our Class A common stock involves a high degree of risks. You should carefully consider the section entitled “Risk Factors” beginning on page S-19 of the Prospectus Supplement dated September 29, 2026 (the “September Prospectus Supplement”) and other risk factors contained in the documents incorporated by reference into the September Prospectus Supplement and the base prospectus included in the Registration Statement before making any investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 27, 2026

On October 23, 2026, UWM Holdings Corporation (NYSE: UWMC) (“UWMC”, the “Company” “we,” “our” and “us”), the publicly traded indirect parent of United Wholesale Mortgage (“UWM”), announced certain preliminary operating and financial results for the quarter ended September 30, 2026.

The Company provided this information in advance of the commencement of the measurement period used to determine the subscription price under its previously announced rights offering so that investors have access to updated operating and financial information before the beginning of that period.

Preliminary Third Quarter 2026 Results

Based on its preliminary unaudited results for the quarter ended September 30, 2026, the Company expects to report the following operational and financial results:

•Loan origination volume of $33.4 billion, including $22.8 billion of purchase and $10.6 billion of refinance originations;
•Gain margin of approximately 124 basis points;
•Mortgage servicing rights portfolio unpaid principal balance of approximately $270 billion with a weighted average coupon of approximately 5.97% and weighted average servicing fee of approximately 40 basis points;
•Total Revenue between $800 to $825 million;
•Loan servicing income between $240 to $250 million;
•Loan production income between $410 to $420 million;
•Operating expenses (Total Expenses net of Interest Expense and Servicing Cost) of between $375 to $385 million;
•Net Income between $205 to $220 million;
•Adjusted EBITDA between $170 to $190 million;
•Total Preferred and Common Equity of approximately $2.8 billion at September 30, 2026; and
•Net non-funding debt to Total Preferred and Common Equity between 1.75x to 1.80x.

These amounts are preliminary estimates and may change as the Company completes its financial closing procedures for the quarter ended September 30, 2026.

Preliminary Financial and Operational Results

The financial and operational information in this Prospectus Supplement is selected, preliminary, estimated unaudited financial information for the three months ended September 30, 2026. These estimates have been prepared by, and are the responsibility of, management and have not been reviewed by the Company’s independent registered accounting firm. The preliminary financial and operational information set forth above is based solely on information available to the management of the Company as of the date hereof and is subject to change. The actual financial results of the Company for the quarter ended September 30, 2026, may differ (and such differences may be material) from these preliminary estimates due to the completion of the Company’s quarterly financial closing procedures, including the finalization of accounting analyses, valuations, adjustments and other matters that may arise before the Company reports its final results. The preliminary estimates presented above are subject to final adjustments and other developments that may arise between the date hereof and the time that the results for the quarter ended September 30, 2026 for the Company are finalized, and are not intended to be a comprehensive statement of our financial or operational results for the three months ended September 30, 2026. Accordingly, you should not place undue reliance on this preliminary estimated financial information, as it may differ materially from the actual results. As the Company completes its financial close process and finalizes its financial statements, and as its independent auditors complete their review of the Company’s financial statements, it is possible the Company may identify items that require adjustments to the preliminary financial and operational information set forth in this Prospectus Supplement, and those changes could be material. The Company does not intend to update such financial information prior to the filing of its Form 10-Q with the Securities and Exchange Commission (the “SEC”) for the quarter ended September 30, 2026, except as otherwise required by law.

Cautionary Note Regarding Forward-Looking Information

This Prospectus Supplement also includes forward-looking statements, including the preliminary financial and operational information for the three months ended September 30, 2026. These forward-looking statements are generally identified using words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict” and similar words indicating that these reflect our views with respect to future events. Specifically, forward-looking statements in this Prospectus Supplement include statements regarding our expectations and beliefs related to (i) our estimates for origination volume; (ii) our expected MSR portfolio value at year end; (iii) our expected net non-funding debt at year end; and (iv) our expected third quarter 2026 results. These statements are based on management’s current expectations, but are subject to risks and uncertainties, many of which are outside of our control, and could cause future events or results to materially differ from those stated or implied in the forward-looking statements, including: (i) risks related to the completion of the Company’s financial close process and the independent auditors’ review of the Company’s financial statements; (ii) any changes to the assumptions underlying the Company’s closing process and auditors’ review; (iii) risks that the Company may identify additional items that require adjustments to the preliminary financial information; (iv) UWM’s dependence on macroeconomic and U.S. residential real estate market conditions, including changes in U.S. monetary policies; (v) UWM’s reliance on its warehouse and MSR facilities and the risk of a decrease in the value of the collateral underlying certain of its facilities causing an unanticipated margin call; (vi) UWM’s ability to sell loans in the secondary market; (vii) UWM’s dependence on the government-sponsored entities such as Fannie Mae and Freddie Mac; (viii) changes in the GSEs, FHA, USDA and VA guidelines or GSE and Ginnie Mae guarantees; (ix) our ability to comply with all rules and regulations in connection with the launch of our internal servicing and the new risks that may be presented as a result of the transition; (x) UWM’s dependence on Independent Mortgage Advisors to originate mortgage loans; (xi) the risk that an increase in the value of the MBS UWM sells in forward markets to hedge its pipeline may result in an unanticipated margin call; (xii) UWM’s inability to continue to grow, or to effectively manage the growth of its loan origination volume; (xiii) UWM’s ability to continue to attract and retain its broker relationships; (xiv) UWM’s ability to implement technological innovation, such as AI in our operations; (xv) the occurrence of a data breach or other failure of UWM’s cybersecurity or information security systems; (xvi) reliance on third-party software and services; the occurrence of data breaches or other cybersecurity failures at our third-party sub-servicers or other third-party vendors; (xvii) UWM’s ability to continue to comply with the complex state and federal laws, regulations or practices applicable to mortgage loan origination and servicing in general; (xviii) the completion of the rights offering or the closing of the related backstop agreement on their anticipated terms and (xix) other risks and uncertainties indicated from time to time in our filings with the SEC including those under “Risk Factors” therein and the risk factors included in the Prospectus and the documents incorporated by reference therein. We wish to caution readers that certain important factors may have affected and could in the future affect our results and could cause actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of us. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Non-GAAP Financial Measures

To provide investors with information in addition to our results as determined by U.S. GAAP, we disclose Adjusted EBITDA, net non-funding debt and Total Preferred and Common Equity as non-GAAP measures, which our management uses to evaluate our operating performance and believes it provides useful information on our performance to investors. These measures are not a measurement of our financial performance under U.S. GAAP, and may not be comparable to a similarly titled measures reported by other companies. Adjusted EBITDA, net non-funding debt and Total Preferred and Common Equity have limitations as analytical tools, and should not be considered in isolation or as an alternative to revenue, net income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define Adjusted EBITDA as earnings before interest expense on non-funding debt, provision for income taxes, depreciation and amortization, adjusted to exclude stock-based compensation expense, the change in fair value of MSRs due to valuation inputs or assumptions, gains or losses on other interest rate derivatives, the impact of non-cash deferred compensation expense, the non-cash income/expense impact of the change in the Tax Receivable Agreement liability, the change in fair value of retained investment securities, and acquisition-related expenses (net of recoveries) as we believe these adjustments are not indicative of our performance or results of operations. Adjusted EBITDA includes interest expense on funding facilities, which are recorded as a component of interest expense, as these expenses are a direct operating expense driven by loan origination volume. By contrast, interest expense on non-funding debt is a function of our capital structure and is therefore excluded from Adjusted EBITDA.

We define Total Preferred and Common Equity as the sum of (i) total redeemable preferred stock (which was $1.5 billion as of September 30, 2026) plus total equity (which was $1.3 billion as of September 30, 2026).

We define net non-funding debt as the combination of the Company's senior notes, lines of credit, borrowings against investment securities, and finance leases, net of unrestricted cash.

The Company has not provided reconciliations of preliminary Adjusted EBITDA to the most comparable GAAP measure of net income/(loss), because the information necessary to provide such reconciliations is not available without unreasonable effort as of the date of this Prospectus Supplement and would therefore be potentially misleading and not practicable. This is due to the difficulty of projecting event-driven transactional and other non-core operating items that are included in net income/(loss), including but not limited to asset impairments, MSR valuations and income tax valuation adjustments, that cannot be calculated at this time without unreasonable effort. Reconciliations of these non-GAAP measures to the most comparable GAAP measure for historical periods are available in the Company’s quarterly earnings conference call presentations, accessible on the investor section of the Company’s website at www.uwm.com/investors. The Company expects to provide the applicable reconciliations when it reports its final financial results for the quarter ended September 30, 2026.